SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 3, 2003

Alcan Inc.
(Exact name of Registrant as specified in its charter)

Canada
(State or other jurisdiction of incorporation)

1-3677	Inapplicable
Commission File Number	(I.R.S. Employer Identification No.)

1188 Sherbrooke Street West, Montreal, Quebec, Canada H3A 3G2
(Address of principal executive offices, including postal code)

(514) 848-8000
(Registrant's telephone number, including area code)

ITEM 5.   Other Events

OFFER TO ACQUIRE PECHINEY

Tender offers by Alcan Inc. ("Alcan") to acquire all of the outstanding shares, convertible debentures, Bonus Allocation Rights and American Depositary Shares of Pechiney expired on November 24, 2003.   A detailed description of the terms of the offers is set forth in Alcan's prospectus relating to the U.S. offer dated October 24, 2003 and filed with the SEC.   The offers are conditional on the tendering into the U.S. and French offers of more than 50% of the total share capital and voting rights of Pechiney calculated on a fully-diluted basis. Preliminary results of the tender offers were announced by the French *L'Autorité des marchés financiers*, or AMF, and EuroNext Paris on December 2, 2003.   The announcement indicated that the minimum tender offer condition was satisfied and that Alcan has secured 92.21 percent of Pechiney's total share capital (fully diluted).   Definitive results of the offers are expected to be announced on December 5, 2003.   Alcan will announce whether it will make a follow-on offer for Pechiney securities that were not tendered on the day that definitive results are announced. If all of the Pechiney securities that Alcan offered to purchase are acquired by it, Alcan will pay total consideration for the securities of approximately 42.8 million Alcan common shares and €3 billion. Alcan has agreed to undertake certain divestitures in the event that the offers are consummated as discussed below under "Commitments to Divest Certain Assets if the Offers are Successful".

        Certain pro forma information for Alcan and Pechiney for 2002 and the nine months ended September 30, 2003 is included in Alcan's Current Report on Form 8-K dated November 18, 2003. The pro forma financial information is based on various assumptions and is subject to important limitations as discussed in such report. Pechiney's audited financial statements for the year ended December 31, 2002, together with the report of Pechiney's independent accountants with respect to such financial statements is included in Alcan's Current Report on Form 8-K dated November 25, 2003.

COMMITMENTS TO DIVEST CERTAIN ASSETS IF THE OFFERS ARE SUCCESSFUL

Alcan's ability to complete its offers for Pechiney securities and subsequently combine the businesses of Alcan and Pechiney is subject to certain regulatory approvals, including, among others, receipt of merger control approval from the European Commission and review by the U.S. antitrust authorities. The approval of the European Commission was obtained on September 29, 2003 and the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act expired on the same day.   The regulatory approval process has subjected the proposed combination to conditions which will lead to Alcan's divestiture of certain assets of the combined business.

The European Commission's approval of the combination is subject to the following conditions:

- Alcan will ensure that: (i) Alcan's interest in AluNorf (a 50% interest in a rolling mill held through a joint venture with Norsk Hydro ASA) and its Göttingen and Nachterstedt rolling mills and (ii) Pechiney's interest in the rolling mill at Neuf-Brisach, France, the Rugles, France foil mill and, at the purchaser's option, the Annecy, France rolling mill, will not both be held under the common ownership and control of the combined entity. Alcan's Latchford recycling facility may also, at the purchaser's option, be included in the AluNorf or the Neuf-Brisach divestiture. In addition, Alcan will transfer the research and development capacities related to these assets to the purchaser.
- Alcan will ensure that (i) Alcan's European activities and (ii) Pechiney's European activities, each in relation to aerosol cans and aluminum cartridges, will not both be held under the common ownership and control of the combined entity.
- Alcan will continue to grant licenses to third parties for (i) the alumina refining technologies of either Alcan or Pechiney and (ii) Pechiney's smelter cell technologies, on terms and conditions equivalent to those in existence prior to this transaction.
- Alcan will divest its anode baking furnace designs.

As indicated above, Alcan's commitments to the European Commission provide Alcan with an option to choose among certain assets to divest. As of the date of this report, Alcan has not determined, in those instances where it has an option to choose, which assets to divest.

In the U.S., Alcan has undertaken to the U.S. Department of Justice to divest Pechiney's rolling mill located in Ravenswood, West Virginia.

The businesses that are subject to the commitments described above represent approximately 5% of total pro forma revenues (based on 2002 revenues).

CAUTIONARY STATEMENT CONCERNING THE DERIVATION OF THE INFORMATION CONCERNING PECHINEY CONTAINED IN THIS REPORT

Although Pechiney's board of directors recommended that Pechiney's securityholders accept Alcan's offers to purchase Pechiney's securities, Alcan's access to non-public information concerning Pechiney for the purpose of preparing this report was limited. The information about Pechiney included herein and in the previously filed Current Reports on Form 8-K referenced above is based on publicly available information regarding Pechiney (primarily filings by Pechiney with the Securities and Exchange Commission and the AMF). Publicly available information concerning Pechiney may contain typographical or other errors. Alcan has no knowledge that would indicate that statements relating to Pechiney contained in this report are inaccurate or incomplete. However, Alcan has been unable to undertake customary diligence activities to verify them.

THE INFORMATION CONTAINED UNDER THE HEADINGS "HISTORY AND OVERVIEW OF PECHINEY", "STRUCTURE OF PECHINEY'S OPERATIONS", "INDUSTRIAL AND ENVIRONMENTAL RISKS" AND "CERTAIN LEGAL PROCEEDINGS" IS DERIVED FROM PECHINEY'S PUBLIC DISCLOSURES.

BASIS OF PRESENTATION

Pechiney reports financial information in accordance with accounting principles generally accepted in France. The accounting principles used by Pechiney to prepare its financial information differ in certain significant respects from accounting principles generally accepted in the United States. See Note 25 to the audited financial statements of Pechiney contained in Alcan's Current Report on Form 8-K dated November 25, 2003 for a description of the differences between the accounting principles applied to prepare Pechiney's audited financial statements and accounting principles generally accepted in the United States. Pechiney reports financial information in euros.

Unless otherwise indicated, statistical and market trend information, as well as statements related to market position and competitive data, are based on Pechiney's internal statistics or estimates, which are in turn based on Pechiney's own research and various publicly available sources.

HISTORY AND OVERVIEW OF PECHINEY

Pechiney is a *société anonyme à conseil d'administration* (a corporation with a board of directors) organized under the laws of France. Pechiney is the successor company of Pechiney Ugine Kuhlman, itself created through the merger of two French manufacturers, Compagnie Pechiney and Ugine Kuhlman, which for over a century had been developing new technologies for the conversion of natural resources and basic materials into a wide range of chemical products. Compagnie Pechiney and Ugine Kuhlman merged in 1971. Pechiney Ugine Kuhlman, nationalized by the French government, undertook divestitures of certain steel and chemical operations in 1982 and 1983. In 1983, after the reorganization of its activities, the company readopted the name "Pechiney". In 1987 Pechiney divested its copper conversion operations. In 1995 Pechiney restructured its portfolio of activities around two core business segments – Aluminum and Packaging – and implemented a disposition program to divest certain non-core businesses. Pechiney was privatized beginning in December 1995 through share sales and distributions that were completed in 1999.

Pechiney's registered office is located at 7, Place du Chancelier Adenauer, 75116 Paris, France.

Pechiney reported total assets as of December 31, 2002 of €8.234 billion. For the year ended December 31, 2002, Pechiney reported net sales of €11.909 billion and a net loss of €55 million. Pechiney reported total assets as of September 30, 2003 of €8.206 billion. Pechiney reported net sales of €8.001 billion and a net loss of €65 million for the nine months ended September 30, 2003.

STRUCTURE OF PECHINEY'S OPERATIONS

Pechiney operates in three core businesses: the production of primary aluminum, aluminum conversion and the production of packaging materials. Based on Pechiney's internal estimates, it is among the global market leaders in its core businesses. Pechiney's packaging operations have suffered from, and are expected to continue to be adversely affected by, an adverse market environment.

In 2002, Pechiney commenced a Continuous Improvement System with a view to: enhance safety; ensure reliability of production processes and reduce controlled costs; provide quality customer service; and improve the performance of acquisitions by standardizing and sharing best practices. Pechiney has sought to realize continuous gains from the program throughout its duration.

In 2002, Pechiney managed its business along the following operating business segments: (1) Aluminum; (2) Packaging; (3) Ferroalloys and Other Activities; and (4) International Trade. Pechiney's Aluminum segment was itself comprised of two operating business segments: Primary Aluminum and Aluminum Conversion. Pechiney also reports the results of a Holdings segment. In February 2003 Pechiney reorganized its Aluminum business segment by consolidating the Ferroalloys and Other Activities business segment into the Aluminum business segment and dividing the Aluminum business segment into a Primary Aluminum business segment, which includes Ferroalloys and an Aluminum Conversion business segment. Accordingly, Pechiney now manages its businesses along the following operating business segments: (1) Primary Aluminum; (2) Aluminum Conversion; (3) Packaging; and (4) International Trade. It continues to report a Holdings segment.

The following tables set forth Pechiney's net sales, earnings from operations and assets by business segment for the year ended December 31, 2002 and the six months ended June 30, 2003, and earnings from operations for the quarter ended September 30, 2003. This information is derived from the financial statements included in Alcan's Report on Form 8-K dated November 25, 2003 and should be reviewed in connection with such financial statements. Pechiney's reported calculation of "earnings from operations" excludes from its reported measure "income from operations" restructuring expense, long-lived asset writedowns, other income (expense) and financial expense (net).

Year ended December 31, 2002 (in millions of euros) (Previous organization)

	Aluminum (Primary Aluminum)	Aluminum (Aluminum Conversion)	Packaging	Ferroalloys and Other	International Trade	Holdings	Total
Net Sales	1,605	2,618	2,342	308	5,036	-	11,909
Earnings from Operations	276	16	129	3	73	(90)	407
Assets (excluding cash and marketable securities)	1,984	1,937	2,120	380	665	712	7,798

Six months ended June 30, 2003 (in millions of euros) (Current organization)

	Primary Aluminum	Aluminum Conversion	Packaging	International Trade	Holdings	Total
Net Sales	933	1,277	1,108	2,128	-	5,446
Earnings from Operations	79	29	52	28	(50)	138
Assets (excluding cash and marketable securities)	2,430	1,970	2,198	656	604	7,858

Quarter ended September 30, 2003 (in millions of euros)

	Primary Aluminum	Aluminum Conversion	Packaging	International Trade	Holdings	Total
Earnings from Operations	33	10	23	14	(22)	58

As of December 31, 2002, Pechiney had approximately 34,000 employees. The following tables set forth Pechiney's employees by geographic region and by business segment, as of December 31, 2002.

Employees by geographic region as of December 31, 2002

France	16,898
Rest of Europe	6,613
North America	6,679
Asia/Pacific	1,064
Rest of World	2,746
Total	**34,000**

Employees by business segment as of December 31, 2002

Primary Aluminum	6,495
Aluminum Conversion	7,967
Packaging	16,154
Ferroalloys and Other Activities	2,153
International Trade	770
Holdings	461
Total	**34,000**

The following is a description of Pechiney's operating business segments:

Primary Aluminum

The Primary Aluminum business segment specializes in the production and sale of primary aluminum, and also mines bauxite and produces alumina. Pechiney believes that it is Europe's second and the world's fifth largest producer of primary aluminum on the basis of 2002 obtainable production capacity. Pechiney reported that Primary Aluminum achieved 2002 consolidated net sales of €1.605 billion. As of December 31, 2002, the division had assets, excluding cash and cash equivalents, of €1.984 billion and had 6,495 employees. The Primary Aluminum business segment has been adversely affected in 2003 by the weakness of the U.S. dollar against the euro and, to a lesser extent, by rising energy costs.

Primary Aluminum comprised two operating divisions as of December 31, 2002:

- Bauxite - Alumina; and
- Aluminum Metal.

Bauxite - Alumina.

The division's bauxite mining operations provide supply for the division's alumina plants. In 2002, the Bauxite - Alumina division obtained approximately 2.4 million metric tons of bauxite from bauxite mines in Greece and Guinea in which it has an equity interest. These facilities supplied all of the bauxite requirements of the Gardanne (France) alumina refinery, and a significant portion of the requirements of the Satin-Nicolas (Greece) refinery. The average utilization rate of these mines in 2002 was 95%. Bauxite is also sourced through long-term supply contracts for the supply of Aluminum de Grèce from Greek mines and suppliers of tropical bauxite, and for the Gladstone refinery in Australia from Comalco, one of Pechiney's partners in the Gladstone refinery.

Pechiney has a 5.1% equity interest in the Boké mine in Guinea, with an annual production capacity in 2002 of 12.7 million metric tons and a 60% interest in the Parnasse mines in Greece with a 2002 annual production capacity of 970,000 metric tons.

The division owns a 20% stake in the Gladstone refinery with an annual production capacity in 2002 of 3.75 million metric tons, a 100% stake in the Gardanne refinery in France with an annual production capacity in 2002 of 650,000 metric tons and a 60.2% stake in the Saint-Nicolas refinery with an annual production capacity in 2002 of 750,000 metric tons. The division also markets technology and technical assistance for alumina production facilities.

Pechiney's obtainable capacity from mines in which it holds an equity interest amounts to approximately 2.2 million metric tons per year, which is generally sufficient to satisfy over 80% of its smelters' alumina requirements.

Aluminum Metal.

Pechiney's primary aluminum metal production facilities are located primarily in France (approximately 40%), with additional production capacity located in Greece, the Netherlands, Australia, Canada and Cameroon. At December 31, 2002, annual primary aluminum production capacity amounted to approximately 1.24 million metric tons. In 2002, the average utilization rate of Pechiney's facilities was approximately 95%. The division also markets equipment for aluminum smelters through Electricité Charpente Levage, and sells and licenses aluminum smelting technologies.

Aluminum Metal's principal competitors are the main North American industrial group, including Alcoa, Alcan and Kaiser Aluminum, as well as other major aluminum producers such as BHP Billiton, Rio Tinto, Russky Aluminiy, Sual, Dubal and Alba. In Europe, the division's principal competitors include Alcoa, Hydro Aluminum and Corus. End users may in certain instances substitute steel, copper, plastic and other materials for aluminum. Recent years have seen increased global aluminum production, especially from China. Increased production has adversely affected London Metals Exchange ("LME") aluminum prices.

Ferroalloys.

As of Februrary 1, 2003, Ferroalloys is included in the Primary Aluminum business segment. Pechiney conducts its ferroalloys business through its Pechiney Electrométallurgie and Invensil subsidiaries. Ferroalloys specializes in electric kiln reduction and high-temperature fusion techniques to manufacture silicon, ferroalloys, specialty metals and electrofused products designed to upgrade the performance of steel and cast iron, light alloys, silicones, abrasives and refractories. In 2002, Ferroalloys achieved net sales of €308 million. As of December 31, 2002, the business segment had assets, excluding cash and cash equivalents, of €380 million and 2,153 employees.

Ferroalloys operations are electricity-intensive. Pechiney Electrométallurgie enjoys certain access to low-cost hydro energy pursuant to Article 8 of the French Nationalization Law of 1946, which is a key factor for its competitiveness. In 2002 Pechiney Electrométallurgie and SKW Metallurgie combined their calcium carbide, calcium and calcium alloys activities, as well as their equity interests in Affival, a leading supplier of covered wire for the steel industry, in a joint subsidiary named SKW Stahl Holding. Pechiney Electrométallurgie has a 25% interest in the company and SKW Metallurgie has the remaining majority stake.

Pechiney Electrométallurgie sells most of its products to large heavy industries in Europe and its results are affected by trends in this market. The year 2002 saw a sharp downturn in these markets. Pechiney Electrométallurgie's principal competitors in the ferroalloy and silicon markets are Elkem and Fesil in Norway and Globe in the United States. Norsk Hydro (Norway and Canada) is the major magnesium manufacturer. Treibacher (Austria), a unit of Imerys Group, is the principal European manufacturer of fused alumina. In several markets, the division also has to contend with competition from other producers, particularly in Russia and China.

2003 Developments.

- On August 26, 2003, Baotou Aluminum and Pechiney entered into an agreement to construct a new high-purity aluminum production facility at Baotou (Inner Mongolia, China). Pechiney and Baotou Aluminum plan to hold equity interests in the venture of 51% and 49%, respectively. The total investment by both partners is estimated at $13 million;

- On July 9, 2003, Pechiney elected to acquire the entire 65% equity interest in Aluminum Dunkerque held by its partners in the venture. Pechiney expects the transaction to close on December 30, 2003. The transaction will increase Pechiney's aluminum capacity by 17%;

- On April 9, 2003, Aluminum Pechiney and Sual (Russia's second largest producer of primary aluminum) announced their entry into an agreement to pursue further negotiations on the co-development of the bauxite, alumina and aluminum complex in the Republic of Komi in the Russian Federation;

- On March 19, 2003, production was idled at the Auzat smelter for safety reasons;

- Pechiney continued to advance efforts to commence a smelter project in Coega, South Africa using AP50 technology, and a consortium, comprised of Technip-Coflexip and Bateman, assisted by Bechtel, was chosen to construct the project.

Aluminum Conversion

Pechiney believes that its Aluminum Conversion business segment is one of the world's leading producers of aluminum fabricated products. Pechiney believes that the business segment is the second leading producer of hard-alloy flat-rolled products and extrusions in the world and the third largest European manufacturer of rolled products. The Aluminum Conversion business segment is organized into the following divisions:

- Aerospace, Transport, Industry;

- Cans, Automotive and Standard Rolled Products;

- Foil and Thin Foil / Specialty Products; and

- Extrusions, Casting Alloys, Automotive.

In 2002, the Aluminum Conversion business segment achieved net sales of €2.618 billion. As of December 31, 2002, the business segment had assets, excluding cash and cash equivalents, of €1.937 billion and 7,967 employees. 2003 saw a strong recovery in aerospace shipments, while the business segment has seen sluggish shipments for extrusions. The business segment has also been adversely affected by a negative price effect, in particular in foil and standard rolled products. The economic environment in Aluminum Conversion's markets has not shown signs of recovery in 2003.

Aerospace, Transport and Industry.

The Aerospace, Transport and Industry division produces aluminum rolled products for transport markets (aerospace, sea and land, excluding automotive) and industry, as well as hard-alloy extrusions. The division achieved 2002 net sales of €973 million. The division maintains facilities in France, the United Kingdom and the United States. The division is organized into (1) technical rolled products in North America (Pechiney Rolled Products in Ravenswood, West Virginia and its subsidiary Pechiney Cast Plates in Vernon, California and an Aluminum Lithium foundry in Chicago); (2) technical rolled products in Europe (Pechiney Rhenalu facility at Issoire, France); hard-alloy extrusions (Pechiney Aviatube with facilities at Montreuil-Juigné and Carquefou in France, as well as Issoire in France and Workington in the United Kingdom); and cast parts (Société des Fonderies d'Ussel). In 2002 the average utilization rate of the division's facilities was approximately 68%.

The division was faced with unfavorable market conditions in 2002. Aerospace was particularly adversely affected. Certain North American competitors ceased participation in the market or declared bankruptcy. Pechiney's Ravenswood, West Virginia, plant, was particularly affected by unfavorable market conditions and other factors. The plant reported a loss of €54 million in 2002, compared with a loss of €47 million in 2001. In 2002, Pechiney launched a recovery plan for the facility, which involved the elimination of 200 jobs, extension of the plant's labor contract for two years, creation of a task force with a view to increasing productivity and reorganization of the facility's product and customer portfolio to focus on profitability. In 2003, Pechiney continued its restructuring efforts at the Ravenswood facility.

The division's principal competitors include Alcoa and Alcan worldwide, and Kaiser and Michigan Avenue Partners in the United States market.

Cans, Automotive, Standard Rolled Products.

The Cans, Automotive, Standard Rolled Products division produces can stock for cans, automotive parts, heat exchangers and standard rolled products. These activities are conducted at a single production facility, Neuf Brisach, France. In 2002, the division achieved net sales of €721 million.

Strength in the automotive market aided the division's 2002 results. The division acquired a new duplex furnace in 2002 at Neuf Brisach to increase production capacity. The division has sought to promote partnerships with key customers to tailor products and processes for their end uses.

The Cans, Automotive, Standard Rolled Products division's principal competitors in the European market are Hydro Aluminum, Alcan, Alcoa and Corus.

Foil and Strip / Specialties.

The Foil and Strip / Specialties division manufactures foil and strip, circles, pre-coated sheets, Rubanox refrigeration panels, heat exchangers, refined aluminum and foil and markets technology (Pechiney Aluminum Engineering). The division operates eight production facilities in France and Luxembourg. Pechiney believes that Pechiney Eurofoil is Europe's third-largest manufacturer of foil and thin foil. The division is also the European leader in the refrigeration panel and circle markets. Pechiney Aluminum Engineering believes that it is the world's leading supplier of continuous casting technology. Pechiney also believes that it is the only global manufacturer to possess a full line of activities linked to the production of foil for electrolytic capacitors. In 2002, the division achieved net sales of €415 million.

The division's main competitors in the European market for foil and thin foil include Alcan and Hydro Aluminum. In recent years, the market for etched and formed sheets sold to capacitor manufacturers mainly located in Asia has seen the entry of new Chinese competitors.

Extrusions, Casting Alloys, Automotive.

The Extrusions, Casting Alloys, Automotive division comprises extrusion operations, primary and secondary casting alloy operations and Pechiney Automotive. The division achieved 2002 consolidated net sales of €509 million.

The division's extrusions operations manufacture aluminum alloy extrusions (pre-coating, anodizing, thermal brake and mechanical finishing). Extrusions are produced in six production facilities, three of which are located in France and three of which are located in Germany. The division sells into the French and German markets, primarily through Pechiney Softal in France and Pechiney Aluminum Presswerk - PAP in Germany. The extrusion business manufactures soft alloy extrusions which are used for construction industry applications, including doors, windows, curtain walling systems and interior building frames. Relevant applications also include truck sidings, mechanical applications and billboards. The years 2001 and 2002 were marked by a substantial downturn in the market for extrusions in France and Germany.

The division's primary and secondary casting alloys operations produce primary and secondary alloys in the form of ingots or liquid metal for use in the manufacture of cast parts and forged billets. The operations are conducted in two production facilities located in France through Aluminum Pechiney and Affimet. Approximately 80% of production is absorbed by the automotive industry. Margins were adversely affected in 2002 with respect to secondary aluminum alloys due to a lack of recyclable aluminum. Approximately 30-40% of primary aluminum alloy production is exported, and the remainder supplies approximately 50% of the French market. Approximately 10% of secondary aluminum output is exported, and these operations supply approximately 25% of the French market.

Pechiney Automotive coordinates the development of sheets, profiles and casting alloys in partnership with auto and auto parts manufacturers. The business coordinates its production with leading French and German auto and auto parts manufacturers.

2003 Developments

- On November 4, 2003, Pechiney and Nela Harbin (Heilongzian Province) reached an agreement in principle to launch a joint venture in plates and sheets production for general engineering markets. The total investment could amount to €250 million, of which Pechiney Rhenalu, a subsidiary of Pechiney, would hold at least 51%;

- Corus did not sell certain aluminum conversion assets to Pechiney as previously agreed, and Pechiney received a breakup fee of €20 million;

Packaging

Pechiney's Packaging business segment comprises the following divisions:

- Plastic Packaging (Flexible Packaging Europe, Flexible Packaging North America, Bottles);
- Cebal Tubes Europe (including Ceba China);
- Cebal Tubes America;
- Cebal Aerosols;
- Techpack International; and
- Pechiney Caps and Overcaps.

The Packaging business segment had 2002 net sales of approximately €2.342 billion and had assets, excluding cash and cash equivalents, of approximately €2.12 billion as of December 31, 2002. The Packaging business segment had approximately 16,154 employees as of December 31, 2002. Pechiney's Packaging business segment has been adversely affected in 2003 by a sharp decline in sales volume and by the weakness of the U.S. dollar against the euro.

Plastic Packaging.

The Plastic Packaging division encompasses flexible packaging and plastic bottle operations in North America and Europe. The Plastic Packaging division had 2002 net sales of approximately €1.291 billion. In 2002, the division derived approximately 86% of its sales from flexible packaging and 14% from plastic bottles. In 2002, approximately 68% of the division's sales were derived from the United States, approximately 15% from France and approximately 17% from the rest of Europe.

The division's ability to compete is heavily dependent on its capacity to innovate. The division is supported by structured research and development teams with a focus on the division's position in co-extruded multi-layer barrier films and coated aluminum foil.

Plastic Packaging currently operates 37 production facilities in North America, Europe, South America and New Zealand. The division operates 14 production facilities in the United States for plastic packaging, and three plants in the United States and one plant in Canada for plastic bottles. The division operates 14 production facilities in Europe for plastic packaging and two facilities for plastic bottle manufacture. The division also has two plastic packaging plants in Argentina and one in New Zealand.

The Plastic Packaging division's North American operations have a heavy customer concentration. In 2001, the division's five largest customers accounted for approximately 41% of its sales. In recent years, customers have tended to reduce the number of packaging suppliers. This trend has created opportunities for the division, but has also led to increased pricing pressure. The division distributes the majority of its products through its own sales network directly to its customers.

Plastic Packaging operates in a fragmented industry with more than 300 market participants in North America and approximately 400 in Europe. However, the industry, including Plastic Packaging's principal competitors, has been consolidating in recent years. The division's principal competitors in the flexible packaging market include Bemis, Cryovac (a division of Sealed Air Corporation), Printpack Inc. and Rexam. The division's main competitors in the bottle market include Owens Illinois and Graham Packaging.

Cebal Tubes Europe.

Cebal Tubes Europe produces collapsible plastic, laminated and aluminum tubes, primarily for the cosmetics, personal care and healthcare markets. The division achieved net sales in 2002 of approximately €240 million. The majority of its sales are concentrated in Western Europe, particularly France, Germany and Italy. The division has 17 production facilities located in

France (nine), Germany (one), Italy (two), Poland (one), the Czech Republic (one), Morocco (one) and China (two).

The division has focused on innovation, productivity and quality control as a means of ensuring competitiveness. Cebal Tubes Europe's principal competitors tend to be local producers that supply a single region or country.

Cebal Tubes Americas.

Cebal Tubes Americas manufactures collapsible plastic and laminated tubes, as well as aluminum tubes in Brazil, for the cosmetics, personal care and healthcare markets. The division focuses its laminated tubes activities on products with higher added value, for example, for the personal care and pharmaceuticals markets. The division achieved net sales in 2002 of approximately €242million. Sales were primarily concentrated in North America. The division maintains seven production facilities located in the United States (four), Canada (one), Mexico (one) and Brazil (one).

The division has focused on improving capabilities and processes. The division seeks to capitalize on certain new-generation production assets, in particular the new rolling mill installed at its Brampton, Canada plant. In plastic and aluminum tubes, Cebal Tubes America's principal competitors tend to be local producers whose output is sold in a single region or country. In laminated tubes, the division's principal competitors are Essel-Propack and Betts.

Cebal Aerosols.

Cebal Aerosols produces seamless aerosol cans and bottles for various markets, principally personal care. Demand for the division's products generally weakened during 2002. The division achieved net sales in 2002 of approximately €89 million. The division's principal markets are the United Kingdom, France and Germany. The division maintains five production facilities in France, Spain, Italy, the United Kingdom and the Czech Republic. A facility in Finland is operated by a subcontractor for the division. Cebal Aerosols' Czech Republic facility is a new plant, which commenced operations in 2002.

Cebal Aerosols' principal competitors include US Can, Alcan, Crown Cork and Impress in the market for aluminum and steel aerosol cans. In aluminum, it also competes with small and medium-sized companies in Western and Eastern Europe.

Techpack International.

Techpack International produces high-value-added plastic packaging for perfume and cosmetics. The division also has an international network of sales and marketing companies. The division achieved net sales in 2002 of approximately €388 million. The division's 2002 sales were derived primarily from the United States (38%), France (36%) and the rest of Europe (23%). Techpack established a new innovation center in Paris in 2002. The division has 22 industrial facilities and 12 marketing units worldwide, primarily in Europe and the Americas.

The division has significant customer concentration. In 2002, its ten largest customers represented approximately 60% of sales. Techpack International's principal competitors include Rexam, Qualipac and Crown Cork and Seal. In recent years, competition has grown from Asian producers, such as Hsing Chun Plastics.

Pechiney Caps and Overcaps.

Pechiney Caps and Overcaps focuses on the manufacturer of caps and overcaps for the global wine, alcohol and spirits market. The division achieved net sales in 2002 of approximately €92 million. The division maintains three production facilities in France, a unit in the United States and a unit in Canada. In 2002, sales of champagne caps and complex caps increased, while sales of stamped caps, particularly those made of tin, declined. In addition, sales of top-of-the-line caps were replaced by sales of middle-range caps.

2003 Developments.

- On August 22, 2003, Pechiney acquired Novacel, a Mexican specialty flexible packaging company, for $90 million from Grupo Arteva, S. de R.L. de C.V. and Grupo Bimbo, S.A. de C.V. Novacel is headquartered in Guadalajara. It operates two production facilities and employs approximately 1,000 people. Novacel's 2002 sales totaled approximately $110 million.

- On June 12, 2003, Pechiney Capsules, a subsidiary of Pechiney, acquired the Chilean overcapping company Enocap. Enocap's 2002 annual sales were almost $3 million. Enocap employs approximately 40 people in its Santiago facility.

- On April 28, 2003 Pechiney created Techpack Asia. Ninety-five percent of the Indonesian company is owned by Techpack, a subsidiary of Pechiney, which is a producer of plastic packaging for cosmetics and perfume. The remainder is owned by Nurtjahya Tanudisastro, who owns the Indonesian group Tiger. The cosmetic assets of the Tiger group, including injection presses and surface treatment lines, will be contributed in their entirety to the new company. Techpack Asia will also include the activities of CT-Pack, which was previously held by Techpack and the Tiger group. It is expected that the new company's annual sales will reach approximately $20 million.

International Trade

Pechiney's International Trade business segment consists of three principal businesses:

- Sales Agency Network ;

- Physical Trading; and

- Distribution.

The business segment achieved net sales in 2002 of €5.036 billion. The business segment had 770 employees as of December 31, 2002 and assets, excluding cash and cash equivalents, of €665 million. A little more than half of its 2002 shipments were of Pechiney products. The business segment's earnings from operations for the third quarter of 2003 were down slightly from the third quarter of 2002.

International Trade's activities expose Pechiney to risks inherent in the operation and capitalization of a physical trading business. These risks include price risks (*i.e.*, risks due to price fluctuations) structure risks caused by gaps between spot and forward prices and premium risks caused by fluctuations in geographic premiums. In addition, the operations are subject to counterparty credit risks. International Trade seeks to limit its exposures to each risk by hedging activities and management oversight. International Trade purchases and sells forward and futures contracts, as well as options (physical and paper) both on and off the LME.

Sales Agency Network.

The Sales Agency Network is a global sales agency network through which Pechiney's products and certain complementary products are sold. The network maintains an extensive international presence through 40 agencies operating in more than 60 countries. Through the network, International Trade distributes a variety of industrial products from Pechiney and third parties.

Physical Trading Activities.

International Trade's trading activities are carried out through five companies: Pechiney World Trade USA in the United States; in Europe, Pechiney Trading Company (Switzerland), Pechiney Trading France (France) and Pechiney Trading Ltd. (London); and in Asia, Pechiney Far East Limited (Hong Kong). International trading specializes in the trading of bauxite, primary aluminum and metallurgical grade alumina. Pechiney believes that the division ranks as one of the largest traders worldwide. The division is also engaged in the trading of refined copper and copper, zinc and lead concentrates.

Distribution.

The Distribution division operates in Austria, Belgium, France, Germany and Switzerland. The division specializes in the distribution of semi-finished aluminum and some stainless steel products (primarily in France). The division is particularly active in the aerospace, mechanical engineering and transport markets, as well as boilermaking and construction. Distribution has seen sharply declining demand in 2001 and 2002, particularly in the aerospace area.

INDUSTRIAL AND ENVIRONMENTAL RISKS

Environmental Considerations

Pechiney is subject to a broad range of environmental laws and regulations in each of the jurisdictions in which it operates. These laws and regulations impose increasingly stringent environmental protection standards on Pechiney regarding, among other things, air emissions, wastewater discharges, the use and handling of hazardous materials, waste disposal practices and the remediation of environmental contamination. Pechiney continually commits significant capital resources and expenditures towards its environmental regulation compliance requirements. Pechiney's aggregate provisions made to ensure environmental compliance as well as the risk of environmentally-related legal proceedings totaled approximately €77 million as of December 31, 2002. Environmental protection obligations included in the provisions are those which Pechiney believes that it may be obliged to meet with respect to certain current and past activities as well as for disposal sites it owns or that belong to third parties, notably when it agreed to continue to bear all or part of the environmental responsibility involved upon the sale of these activities or disposal sites. In the United States, Pechiney's activities are subject to both federal and state laws. Certain of these laws allow for the financial liability of certain parties for the remediation of polluted sites with no obligation to prove that they may have committed any particular offense or failed to comply with environmental standards applicable to the activity alleged to have caused the pollution.

There can be no assurance that the amounts Pechiney has budgeted and provisioned will enable it to satisfy its environmental obligations, especially in light of the rapid development of increasingly stringent environmental laws and regulations and of their interpretation by the courts. Pechiney's potential liabilities could be exacerbated by governmental orders to carry out additional compliance on certain sites not initially included in remediation in progress. Additional potential liability could attach to Pechiney in respect of remediation obligations for sites as to which provisions have not been established. Pechiney could also be adversely affected if liabilities attach to minority interests it holds or has held in liquidating or liquidated companies or ventures. In addition, future developments, such as changes in law or new information regarding environmental conditions, could result in increased environmental costs and liabilities that could have a material adverse effect on Pechiney's future financial condition and results of operations or its consolidated financial position.

Pechiney has committed to reducing greenhouse gas emissions. Between 1990 and 2000, Pechiney reduced emissions of greenhouse gases at its aluminum facilities in France by 41% in line with its commitment. In 2000, Pechiney broadened its voluntary commitment to reduce greenhouse gas emissions in all its activities throughout the world. The objective is a 15% reduction (direct emissions only) by 2012 compared with the 1990 level. The reduction achieved in 2001-2002 totaled approximately 11% (subject to verification by an independent audit), with a mediocre year in 2002 owing to serious operating problems at three facilities. New initiatives are expected to be undertaken to substantially reduce emissions.

Industrial Property Risks

Pechiney advocates an advanced policy for the prevention of industrial property risks. Insurance companies evaluate the quality of risk control at industrial facilities to determine appropriate insurance premiums and coverage. As of January 1, 2003, 55% of physical assets in production units insured by Pechiney (assets plus annual gross margin) were designated Highly Protected Risks (HPR), compared with 68% as of January 1, 2002. Six major facilities lost their rating in 2002, subsequent to prevention audits by prevention engineers commissioned by Pechiney's insurance companies. It is expected that in 2003, action plans will be implemented at these facilities with a view to enabling them to regain their HPR rating.

CERTAIN LEGAL PROCEEDINGS

Pechiney disclosed the following legal proceedings in its Annual Report on Form 20-F for the year ended December 31, 2002.

- In 1990, the U.S. environmental protection authorities commenced proceedings against Pechiney regarding environmental liabilities relating to several mines and manufacturing facilities in the United States operated by a former Pechiney subsidiary between 1940 and 1962. In connection with the sale of the mines in 1960, Pechiney agreed to indemnify the purchaser against certain environmental liabilities.
- In 1991, Pechiney commenced proceedings in the New Jersey state courts seeking to recover its costs and legal expenses from its insurers under former insurance policies.

After accounting for remediation work already carried out, Pechiney believes that its provision amounting to $20.4 million as of December 31, 2002, is adequate. Pechiney cannot evaluate its risks more accurately until the extent of the necessary remediation work has been fully determined.

- In March 1997, Howmet Turbine Corp. (Howmet), a former Pechiney subsidiary sold in 1995, notified Pechiney of the existence of polychlorbiphenyls (PCBs) at its facility in Dover, New Jersey. In accordance with an agreement entered into in April 1997 with the New Jersey authorities, Howmet undertook investigations to determine an acceptable means of remediation. The solution has not yet been determined by the authorities.
- In June 1998, Howmet notified Pechiney that remediation work may also be necessary at its facility in Combe Fill South, New Jersey. Similar remediation work relating to operations prior to 1995 may also be necessary for other facilities.

In connection with the sale of its Turbine Components in 1995, Pechiney agreed to indemnify the purchaser against certain environmental liabilities. Pechiney may be liable to bear a substantial portion of remediation expenses under this indemnity. Pechiney's reported provision for this indemnity, as of December 31, 2002, totaled $5 million. Pechiney has reported that it is not possible to make an accurate assessment of the definitive risks related to the indemnity until the extent of the necessary remediation work at the two locations (Dover and Combe Fill South) has been fully determined.

- At the end of December 1999, DEH, which supplies electric power to Aluminium de Grèce's Saint Nicolas aluminum production facility in Boetia, delivered to Pechiney a request for arbitration. The request for arbitration seeks approval of the following changes in its electricity supply contract:
  - an increase in the thermal tranche price of electricity supplied as of January 1, 1999; and

  - a re-examination of the contract to ensure compliance with Greek legislation transposing the European directive No. 96/92 relating to the deregulation of the electricity market in the European Union

Since January 1, 1999, the price of electricity for the thermal tranche continues to be billed temporarily by DEH on the basis of the formula in the initial contract, with the difference between this price and the price asked for in the arbitration procedure representing, for the years 1999 and 2000, a total of approximately $12 million on the basis of actual consumption.

Pechiney rejected these two requests, and was opposed to any increase in the various price components before the expiration of the contract which is scheduled for the end of 2006. The arbitration panel met at the end of June 2000. The determination rendered in June 2002 rejected DEH's second request, which was for a re-examination of the contract to ensure compliance with Greek legislation transposing the European directive relating to the deregulation of the electricity market. On the other hand, in their capacity as arbitrators, the members of the panel partially acquiesced to DEH's first request, for an increase in the thermal tranche price of electricity. The outcome of these proceedings represented an additional payment to DEH (capital plus interest) of €12.8 million, determined on the basis of the new price formula set by the arbitrators and covering the whole period in dispute.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this report are forward-looking statements. These forward-looking statements are subject to risks and uncertainties. Forward-looking statements include, but are not limited to, statements concerning industry growth and other trend projections, anticipated financial or operating performance, business and financial prospects, strategies, objectives, goals, targets and synergies, and the savings and benefits anticipated to be realized from the combination of Alcan and Pechiney. Forward-looking statements in this prospectus are sometimes preceded by, followed by or include the words "believes", "expects", "estimates", "intends", "anticipates", "plans", "may", "could", "should", "will" or similar expressions. Although Alcan's management believes that the expectations reflected in such forward-looking statements are reasonable, readers are cautioned that these forward-looking statements by their nature involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Many factors, in addition to those discussed elsewhere in this prospectus and in the documents we incorporate by reference, could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking statements include, but are not necessarily limited to, those discussed in the section "Risk Factors" contained in Alcan's prospectus related to its U.S. offer for Pechiney's securities, as well as, among other things:

- changes in global aluminum supply and demand conditions;
- changes in aluminum ingot prices; changes in raw materials costs and availability;
- changes in the relative values of various currencies;
- cyclical demand and pricing within the principal markets for Alcan's and Pechiney's products;
- changes in government regulations, particularly those affecting environmental, health or safety compliance;
- fluctuations in the supply of and prices for energy in the areas in which Alcan or Pechiney maintains production facilities;
- the effect of integrating acquired businesses (including Pechiney) and the ability to realize anticipated savings and benefits;
- potential catastrophic damage, increased insurance and security costs and general uncertainties associated with the increased threat of terrorism or war;
- the effect of international trade disputes on Alcan's or Pechiney's ability to import materials, export its products and compete internationally;
- relationships with, and financial and operating conditions of, customers and suppliers;
- economic, regulatory and political factors within the countries in which Alcan or Pechiney operate or sell products; and
- factors affecting Alcan's or Pechiney's operations, such as litigation, environmental matters, labor relations and negotiations and fiscal regimes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ALCAN INC.

By   /s/ Roy Millington
Roy Millington
Corporate Secretary

Date: December 3, 2003